

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 23, 2010

Stanley L. Schloz
Chief Executive Officer
Tempco, Inc.
7625 East Via Del Reposa
Scottsdale, AZ

> **Re: Tempco, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed July 20, 2010**
> **File No. 001-10320**

Dear Mr. Schloz:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel